

News Release

Alexco to Release Third Quarter 2018 Results on November 13, 2018

October 30, 2018 - Alexco Resource Corp. (NYSE AMERICAN:AXU, TSX:AXR) today advises that it will release its third quarter 2018 financial results after market close on Tuesday, November 13, 2018 followed by an audio webcast conference call to review those results at 12:30 a.m. Eastern (9:30 a.m. Pacific) on Wednesday, November 14, 2018. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Confirmation Code#:	Ask to join the Alexco conference call
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory as detailed in its preliminary economic assessment (the "PEA") entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada", which is dated March 29, 2017, with an effective date of January 3, 2017, and anticipates the sequential development of four high grade silver deposits over an eight year mine life producing more than one million tonnes with an average grade of 843 grams per tonne silver, 3.3% lead and 4.6% zinc. Silver production is anticipated to be approximately 3.5 million ounces per year. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Contact

Clynton R. Nauman, Executive Chairman and Chief Executive Officer
Lisa May, Director of Investor Relations
Phone: (778) 945-6577
Email: lmay@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada